PROPERTY OPTION AGREEMENT

Dated January 2, 2012

Between:

Nubian Gold Corporation
as Optionor

and

Mindesta Inc.
as Optionee

INDEX

PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated January 2, 2012,

BETWEEN:

NUBIAN GOLD CORPORATION., a company duly incorporated under the laws of Ontario and having its head office at 290 Picton Ave., Suite 201, Ottawa, Ontario, K1Z 8P8;

(hereinafter referred to as the "**Optionor**")

ON THE FIRST PART

AND:

MINDESTA INC., a corporation duly incorporated under the laws of the State of Delaware and having its head office at 290 Picton Ave., Suite 201, Ottawa, Ontario, K1Z 8P8;

(hereinafter referred to as "**Optionee**")

OF THE SECOND PART

WHEREAS:

A. The Optionor is the owner of a 100% interest in two exploration licenses, Arapsyo and Qabri Bahar, located in the Republic of Somaliland (the "**Initial Properties**"), more particularly described in Schedule "A" attached hereto.

B. The Optionor wishes to grant to Optionee an exclusive option to acquire its 100% interest in and to the Property (as hereinafter defined), subject to the terms and conditions contained herein and subject to any required regulatory approval;

NOW THEREFOR THIS AGREEMENT WITNESSSETH that in consideration of the mutual covenants and agreements herein contained and subject to the terms and conditions hereafter set out, the parties hereto agree as follows:

1. INTERPRETATION

1.1 **In this Agreement**, the following words and terms shall have the meanings set out below:

(a) "**Abandoned Properties**" has that meaning set out in Subsection 12.1;

(b) "**Acquiring Party**" has that meaning set out in Section 11.1(a);

(c) "**Acquisition Notice**" has that meaning set out in Section 11.1(a);

(d) "**Additional Properties**" has that meaning set out in Subsection 11.1;

(e) "**Affiliate**" shall have the meaning attributed to it in the *Canada Business Corporations Act*, as amended;

(f) "**Agreement**" means this Property Option Agreement and all instruments supplementing or amending or confirming this Agreement;

(g) "**Business Day**" means a day, other than a Saturday or Sunday, on which the principal commercial banks located in the city of Ottawa are open for business during normal banking hours;

(h) "**Cumulative Work Expenditures**" means Work Expenditures during the relevant period and during the period from the date of the grant of the Option to the relevant period;

(i) "**Defaulting Party**" has that meaning set out in Subsection 14.1 of this Agreement;

(j) "**Governmental Body**" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or, without limitation of the foregoing, any other law, regulation or rule making entity (including any central bank, fiscal or monetary authority or authority regulating banks), having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including any arbitrator);

(k) "**Notice of Default**" has the meaning as set out in Subsection 14.1;

(l) "**Option**" shall have the meaning ascribed thereto in Section 2.1;

(m) "**Parties**" means all of the parties to this Agreement and "**Party**" means any one of them;

(n) "**Person**" means any individual, partnership, limited partnership, joint-venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trusts, trustee, executor, administrator, or other legal personal representatives or Governmental Body;

(o) "**Property**" means the Initial Properties and the Additional Properties;

(p) "**Transfer Request**" has that meaning set out in Subsection 12.1;

(q) "**Work Expenditures**" means all costs and expenses, however denominated, incurred by the Optionee on or in connection with the exploration and

development of the Property, but does not include the costs of any Additional Properties.

1.2 Certain Rules of Interpretation

In this Agreement:

(a) **Time** – time is of the essence in the performance of the Parties' respective obligations;

(b) **Currency** – unless otherwise specified, all references to money amounts are to Canadian dollars;

(c) **Headings** – descriptive headings of Articles and Sections are inserted solely for convenience of reference only and are not intended as completed or accurate descriptions of the content of such Articles or Sections;

(d) **Singular, etc.** – use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such person or persons or circumstances as the context otherwise permits;

(e) **Business Day** – whenever payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following such day;

(f) **Inclusion** – where the words "including" or "includes" appear in this Agreement, they mean "including (or includes) without limitation";

(g) Any reference to a law is a reference to such law as in force from time to time, including (i) modifications thereto, (ii) any regulation, decree, order or ordinance enacted thereunder and (iii) any law that may be passed which has the effect of supplementing, re-enacting or superseding the law to which it is referred; and

(h) Any reference to a numbered or lettered section in this Agreement is a reference to the section bearing that number or letter in this Agreement and a reference to "this" section means the section in which such reference appears.

1.3 Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement.

1.4 Entire Agreement

Upon the Parties' execution of this Agreement, this Agreement shall constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and shall supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, including, without limitation, the term sheet, if any. There are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

1.5 Applicable Law

This Agreement shall be governed in all respects by the laws in force in the Province of Ontario, amongst other things having regards to its formation, existence, validity, effect, interpretation, execution, violation and termination (but without giving effect to any conflict of law rules).

2. GRANT OF OPTION

2.1 The Optionor hereby grants to the Optionee the sole and exclusive right and option (the "**Option**") to acquire a 100% right, title and interest in and to the Property, free and clear of any liens and encumbrances (other than any royalties payable to the Republic of Somaliland), exercisable by the Optionee incurring Work Expenditures of at least $2,000,000, paying the Optionor $100,000, completing a Bankable Feasibility Study, and purchasing the Optionor's remaining interest at fair market value as follows:

(a) On the signing of the Agreement, the Optionee shall pay the Optionor the sum of $100,000 (which is a firm commitment obligation of the Optionee).

(b) Within 2 years of the signing of the Agreement, the Optionee can acquire a 50% interest by:

i. incurring Work Expenditures of at least $2,000,000;
ii. including at least $750,000 of Work Expenditures in the first year (which is a firm commitment obligation of the Optionee).

(c) The Optionee can acquire a further 30% interest (aggregate 80%) through the completion of a Bankable Feasibility Study. Thereafter, the Optionee shall fund all costs to production including the Optionor's 20% of capital costs.

(d) The Optionee shall have the option to acquire the balance of the Optionor's interest at any time after the expenditure of at least $750,000 at fair market value as determined by an independent valuation carried out by an independent valuator agreed to by both Parties, **and subject to the approval of the Optionee's shareholders.**

2.2 Notwithstanding any term of this Agreement, the Optionee may, at its sole option, pay any money amount, and incur any Work Expenditures prior to the dates set out in Section 2.1.

3. OPTION ONLY

3.1 Except for the payment of money under Subsection 2.1(a) and the incurrence of Work Expenditures under Subsection 2.1(b)(ii) which are firm commitment obligations of the Optionee and the performance of the covenants of the Optionee in this Agreement, the Optionee is not obliged to incur any Work Expenditures or make any payment of money to the Optionor.

4. EXERCISE OF OPTION

4.1 Upon the completion of the relevant requirements set out in Subsection 2.1, the Option shall be exercised as applicable and the Optionee will own 50%, 80% or 100% of the right, title and interest in and to the Property as the case may be, free and clear of any liens and encumbrances.

5. TRANSFER OF TITLE

5.1 Promptly following the applicable exercise of the Option, the Optionor shall deliver to the Optionee a duly executed transfer form evidencing the transfer of a 50%, 80% or 100% interest in favour of the Optionee,as the case may be, together with any other documents necessary or useful for such transfer, the whole to the Parties' satisfaction. The Optionee shall be responsible to pay any statutory or administrative fee or duty in relation to such transfer of mining rights and to the registration thereof.

6. RIGHT OF ENTRY

6.1 During the currency of the Option, the Optionee, its employees, agents and independent contractors, will have the sole and exclusive right to:

(a) enter upon the Property;

(b) have exclusive and quiet possession thereof;

(c) do such prospecting, exploration, development or other exploration and mining work thereon and thereunder as the Optionee in its sole discretion may consider advisable; and

(d) bring and erect upon the Property such facilities as the Optionee may consider advisable.

7. REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

7.1 The Optionor hereby represents and warrants to the Optionee that:

(a) it is a company validly existing and in good standing under the laws of Ontario and is up to date with respect to its filings with the applicable governmental corporate agency;

(b) it has full corporate power and authority to enter into this Agreement;

(c) the entering into of this Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound;

(d) the Optionor is the registered owner of a one hundred percent (100%) interest in the Property, as Granted by the Ministry of Mining, Energy & Water Resources of the Republic of Somaliland and ratified by the Cabinet of the Republic of Somaliland. free and clear of any liens, charges, encumbrances, hypothecs or underlying agreements or interests other than royalties payable to the Republic of Somaliland.

(e) the Property is duly registered and in good standing with respect to the performance of all obligations (including, without limitation, the payment of any fees) applicable under all laws of the Republic of Somaliland and the regulations adopted thereunder;

(f) there are no adverse claims or challenges to the Optionor's interest in the Property;

(g) the Optionor has the right and authority to enter into and accept the terms of this Agreement and to carry out the transactions contemplated herein;

(h) the Optionor has not assigned, encumbered or entered into any agreement to assign or encumber its rights pursuant to the Property or the rights which derive therefrom and has not acquired, with respect to third parties, any obligation whatsoever which would prevent the Optionor from entering into this Agreement;

(i) upon the exercise of the Option by the Optionee, the Optionor shall have the legal right and authority to transfer title to a one hundred percent (100%) interest in the Property to the Optionee, free and clear of any liens and encumbrances.

(j) the Optionor does not have any information or knowledge pertaining to the Property or the lands comprising the Property or substances thereon, therein or therefrom not disclosed in writing to the Optionee which, if known to the Optionee, might reasonably be expected to deter the Optionee from completing

the transactions contemplated hereby on the terms and conditions contained herein;

(k) to the knowledge of the Optionor there are no actions, suits, investigations or proceedings before any Governmental Body, whether current, pending or threatened, which directly or indirectly relate to or affect the Property or the lands comprising the Property nor is the Optionor aware of any facts which would lead it to suspect that the same might be initiated or threatened;

(l) to the knowledge of the Optionor, there are no claims or rights being asserted by any indigenous group which directly or indirectly relate to or affect the Property or the lands comprising the Property nor is the Optionor aware of any facts which would reasonably lead it to suspect that the same might be initiated or threatened;

(m) to the knowledge of the Optionor, neither the Optionor nor any other person have directly or indirectly caused, permitted or allowed any contaminants, pollutants, wastes or toxic substances (collectively "**Hazardous Substances**") to be released, discharged, placed, escaped, leached or disposed of on, into, under or through the lands (including watercourses, improvements thereon and contents thereof) comprising the Property or nearby areas or breached the provisions of the applicable environmental legislation or the regulations adopted thereunder and, so far as the Optionor is aware after reasonable inquiry, no Hazardous Substances or underground storage tanks are contained, harboured or otherwise present in or upon such lands (including watercourses, improvements thereon and contents thereof or nearby areas);

(n) to the knowledge of the Optionor, there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the Property;

(o) to the knowledge of the Optionor, the activities directly or indirectly relating to the Property and the use of the lands comprising the Property by the Optionor and by any other person, have been in compliance with all laws of the Republic of Somaliland applicable therein and the Optionor has not received any notice nor is the Optionor aware after reasonable inquiry of any such breach or violation having been alleged; and

(p) to the knowledge of the Optionor, no environmental audit, assessment, study or test has been conducted in relation to the lands comprising the Property by or on behalf of the Optionor nor is the Optionor aware of any of the same having been conducted by or on behalf of any other person (including any Governmental Body).

7.2 The representations and warranties hereinbefore set out are conditions upon which the Optionee has relied on entering into this Agreement and shall survive the exercise of the Option, and the Optionor hereby agrees to indemnify and save the Optionee harmless

from all loss, damage, costs, actions and suits arising out of or in connection with any breach or any representation or warranty made by it and contained in this Agreement.

8. REPRESENTATIONS AND WARRANTIES OF OPTIONEE

8.1 The Optionee represents and warrants to the Optionor that:

(a) it is a company validly existing and in good standing under the laws of the State of Delaware and is up to date with respect to its filings with the applicable governmental corporate agency;

(b) it has full corporate power and authority to enter into this Agreement;

(c) the entering into of this Agreement does not conflict with any applicable laws or with its charter documents nor does it conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which it is party or by which it is bound;

(d) its issued common shares are posted for trading on the OTCBB;

(e) it is not in breach of its listing agreement with the OTCBB and is not in breach of any policies of the Securities and Exchange Commission;

(f) it is not subject to any cease trade order or any other similar order issued by any securities commission or any similar authority in Canada or the United States and it is not aware of any facts which would reasonably support the issuance of any cease trade order;

(g) it is in good standing in each jurisdiction where the Optionee is registered as a reporting issuer pursuant to the applicable securities legislation of each jurisdiction and;

(h) the Optionee acknowledges that the Republic of Somaliland is not yet an internationally recognized country and that the Republic of Somaliland does not yet have a modern mining code, and that the Optionee has conducted its own due diligence with respect to the Republic of Somaliland.

8.2 The representations and warranties hereinbefore set out are conditions upon which the Optionor has relied on entering into this Agreement and shall survive the exercise of the Option, and the Optionee hereby agrees to indemnify and save the Optionor harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach or any representation or warranty made by it and contained in this Agreement.

9. COVENANTS OF THE OPTIONOR

9.1 The Optionor hereby covenants with and to the Optionee that:

(a) it will, within ten (10) days of the date of this Agreement, provide the Optionee with all of the data information in its possession or under its control not yet provided to the Optionee and relating to the mineral potential of the Property and to the Optionor's exploration and operation activities on the Property including but not limited to all reports, maps and surveys; and

(b) until such time as the Option is exercised or otherwise terminates, it will not deal, or attempt to deal with its right, title and interest in and to the Property in any way that would or might affect the right of the Optionee to become absolutely vested in a 100% interest in and to the Property, free and clear of any liens, charges and encumbrances, except as provided herein.

10. COVENANTS OF OPTIONEE

10.1 The Optionee covenants and agrees with the Optionor that until the Option is exercised or terminated it shall:

(a) keep the Property in good standing at all times during the term of the Option and for a period of one year from the date of the termination of the Option;

(b) carry out and record or cause to be carried out and recorded all such assessment work upon the Property as may be required in order to maintain the Property in good standing at all times;

(c) keep the Property clear of liens and other charges arising from its operations thereon;

(d) carry on all operations on the Property in compliance with all applicable governmental regulations and restrictions;

(e) not do any act or thing which would or might in any way adversely affect the rights of the Optionor to the Property, or any other rights of the Optionor hereunder;

(f) conduct all work on or with respect to the Property in a careful and minerlike manner and in compliance with all applicable federal, state, provincial and local laws, rules, orders and regulations, and indemnify and save the Optionor harmless from any and all claims, suits, actions made or brought against it as a result of work done by the Optionee on or with respect to the Property;

(g) pay or cause to be paid any rates, taxes, duties, royalties, assessments or fees levied with respect to the Property or the Optionee's operations thereon;

(h) allow the Optionor or any duly authorized agent or representative of the Optionor to inspect the Property upon giving Optionee a twenty four (24) hours written notice; PROVIDED HOWEVER that it is agreed and understood that the Optionor or any such agent or representative shall not interfere with the Optionee's activities on the Property and shall be at his own risk and that the Optionee shall not be liable for any loss, damage or injury incurred by the Optionor or its agent or representative arising from its inspection of the Property, however caused;

(i) provide to the Optionor with quarterly reports, including interpretations thereof and annual progress reports, including interpretations, in writing, with respect to its operations on the Property;

(j) deliver to the Optionor, any assay reports within 15 business days of receipt of such;

(k) deliver to the Optionor any technical reports prepared by or for the Optionee, regardless of whether such reports are made in compliance with Canada's National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*; and

(l) provide the Optionor copies of any and all documents filed by the Optionee to record assessment work on the Property.

10.2 The Optionee covenants and agrees with the Optionor that it will indemnify and hold the Optionor harmless from any and all liabilities, costs, damages or charges arising from the failure of the Optionee to comply with the covenants contained in this Agreement or otherwise arising from its operations on the Property;

11. OTHER ACQUISITIONS

11.1 The Parties agree that in the event that during the term of the Option any Party to this Agreement acquires any mineral rights in the Republic of Somaliland (the "**Additional Properties**"), then:

(a) the Party acquiring such Additional Properties (the "**Acquiring Party**") shall, within five business days of such acquisition, give the other Party to this Agreement (the "**Other Party**") written notice of such acquisition, including detailed costs of such acquisition (the "**Acquisition Notice**"); and

(b) such Additional Properties shall, at the option of the Other Party, be exercisable within 15 business days of the receipt of the Acquisition Notice, form part of the Property and be subject to the terms of the Option provided that if the Acquiring Party is the Optionor, then the Optionee will be required to reimburse the Optionor for its acquisition costs.

12. ABANDONMENT OF CLAIMS

12.1 Both before and after the exercise of the Option, should the Optionee, in its sole discretion, determine that some but not all of the Property no longer warrants further exploration and development or for any such other reason that the Optionee determines that it no longer wants to further explore and develop some but not all of the Property (the "**Abandoned Properties**"), then the Optionee may abandon such Abandoned Properties, so long as the Optionee provides the Optionor with 30 days notice of its intention to so abandon such properties and, in circumstances where the Optionee has exercised the Option and has acquired a 100% interest in and to the Property, if the Optionor then provides within 20 days of the receipt of the notice from the Optionee, a written request that the Optionee return such Abandoned Properties to the Optionor (the "**Transfer Request**"), then the Optionee shall forthwith provide a recordable transfer of such Abandoned Properties to the Optionor.

12.2 In the event that the Optionor provides the Transfer Request, the Optionee shall ensure that the Abandoned Properties are unencumbered and in good standing for at least one year from the time of providing the recordable transfer referred to in Section 12.1 to the Optionor.

12.3 Subject to Section 12.2, upon the Abandoned Properties being either:

(a) abandoned in accordance with Section 12.1, or

(b) returned to the Optionor in accordance with Sections 12.1 and 12.2,

then the Optionee's obligations under this Agreement relating to the Abandoned Properties shall immediately terminate without adversely affecting any of the rights of the Optionee under this Agreement to balance of the Properties.

13. TERMINATION

13.1 The Option will terminate and be of no further force or effect if not exercised in compliance with this Agreement.

13.2 The Optionee may terminate the Option at any time upon giving 60 days advance written notice thereof to the Optionor, it being agreed that the termination of the Option will not reduce or eliminate the obligations of the Optionee under the Agreement, including, but not restricted to, the obligations set out in Subsections 2.1(a) and (b)(ii).

14. DEFAULT

14.1 If any Party (a "**Defaulting Party**") is in default of any requirement herein set forth (including any provision of Subsection 2.1 of this Agreement), the Party affected by such default will give written notice (the "**Notice of Default**") to the Defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless by 30 days after the giving of the Notice of Default by the affected party, the Defaulting Party has not cured the default by the appropriate performance.

15. INDEPENDENT ACTIVITIES

15.1 Each Party acknowledges that the other Party and their respective affiliates and associates are engaged in mineral exploration, development and other mining activities. Except as expressly provided herein, the other Party shall have the unrestricted right to independently engage in and receive the full benefits of any and all business endeavours of any sort whatsoever whether or not competitive with the endeavours contemplated herein without consulting the other Party or allowing the other Party to participate therein.

16. REGISTRATION OF AGREEMENT

16.1 The Parties will have the right at any time to register this Agreement against title to the Property.

17. CONFIDENTIALITY OF INFORMATION

17.1 Information concerning this Agreement or any matters arising from or in connection herewith shall be treated as confidential by the Parties and shall not be disclosed by any party to any other person (other than an Affiliate or any legal, accounting, financial or other professional advisor of the disclosing party or its Affiliate) except as permitted hereby without the prior written consent of the other Parties, such consent not to be unreasonably withheld, except to the extent that such disclosure may be necessary for observance of all applicable laws or stock exchange requirements or for accomplishment of the purposes of this Agreement. A copy of all information disclosed by a Party (whether or not requiring permission pursuant to this Section) shall be given forthwith to the other Parties.

18. DELAYS

18.1 If any Party should be delayed in or prevented from performing any of the terms, covenants or conditions of this Agreement by reason of a cause beyond the control of such Party, whether or not foreseeable, excluding lack of funds but including fires, floods, earthquakes, subsidence, ground collapse or landslides, interruptions or delays in transportation or power supplies, strikes, lockouts or other labour disruptions, wars, terrorist activities, acts of God, government regulation (including currency control) or interference or the inability to secure on reasonable terms any private or public permits or authorizations, including those from securities regulatory bodies, unusually harsh or adverse weather conditions, native land claims and legal proceedings, then any such failure on the part of such Party to so perform shall not be deemed to be a breach of this Agreement and the time within which such Party is obliged to comply with any such term, covenant or condition of this Agreement shall be extended by the total period of all such delays. In order that the provisions of this Section may become operative, such Party shall give notice in writing to the other Party, forthwith and for each new cause of delay or prevention and shall set out in such notice particulars of the cause thereof, and the day upon which the same arose, and shall take all reasonable steps to remove the cause of

such delay or prevention, and shall give like notice forthwith following the date that such cause ceased to subsist.

19. NOTICES

19.1 Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or if mailed by registered air mail or by fax, addressed as follows:

In the case of the Optionor:

Nubian Gold Corporation
290 Picton Ave., Suite 201
Ottawa, Ontario, K1Z 8P8

Attention: Greg Bowes, President and CEO
Fax No.: (613) 241-6005

In the case of Optionee:

Mindesta Inc.
290 Picton Ave., Suite 201
Ottawa, Ontario, K1Z 8P8

Attention: Cam Birge, Director
Fax No.: (613) 241-6005

and any such notice given as aforesaid shall be deemed to have been given to the Parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or if faxed, on the next succeeding business day following the faxing thereof PROVIDED HOWEVER that during the period of any postal interruption in either the country of mailing or the country of delivery, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any Party may from time to time by notice in writing change its address for the purpose of this paragraph.

20. GENERAL TERMS AND CONDITIONS

20.1 **Assignment**

This Agreement is private to the Parties hereto and may not be assigned to a third party without the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld.

20.2 **Further Assurances**

The Parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

20.3 **Counterparts and Execution by Facsimile**

This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered to the other Party shall be deemed to be and shall be read as a single agreement among the Parties. In addition, execution of this Agreement by either of the Parties may be evidenced by way of a faxed transmission of such Party's signature (which signature may be by separate counterpart) or a photocopy of such faxed transmission, and such faxed signature, or photocopy of such faxed signature, shall be deemed to constitute the original signature of such Party to this Agreement.

20.4 **Expenses**

Each of the Parties shall be responsible for their own expenses in connection with the transactions herein as contemplated.

20.5 **Amendment**

This Agreement may not be amended or modified except by a written document executed by each of the Parties.

20.6 **Waiver**

(a) No failure on the part of any Party to exercise, no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement shall operate as a waiver thereof.

(b) Except as otherwise expressly provided for herein, no waiver of any provision of this Agreement or consent to any departure by any Party from any provision of this Agreement shall in any event be effective unless it is confirmed in writing, and such waiver or consent shall be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

(c) The single or partial exercise of any right, power or privilege under this Agreement shall not preclude any other or further exercise thereof.

20.7 **Binding Effect**

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF this Agreement has been executed by the Parties hereto as of the day and year first above written.

Nubian Gold Corporation

Per: ________________________
Name: Greg Bowes
Title: President & CEO

I have authority to bind the Optionor

Mindesta Inc.

Per: ________________________
Name: Cam Birge
Title: Director

I have authority to bind the Optionee

Nubian Gold Corporation

Per: ______________________________

Name: Greg Bowes

Title: President & CEO

I have authority to bind the Optionor

Mindesta Inc.

Per: ______________________________

Name: Cam Birge

Title: Director

I have authority to bind the Optionee

SCHEDULE A
(to the Property Option Agreement dated January 2, 2012 between Nubian Gold Corporation, as Optionor and Mindesta Inc., as Optionee)

THE INITIAL PROPERTY

Arapsyo- 43^0 30’ 00” to 44^0 10’ 00” and from 9^0 40’ 00” to 9^0 55’ 00”

Qabri Bahar- 43^0 20’ 00” to 44^0 00’ 00” and from 10^0 00’ 00” to 10^0 15’ 00”